UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Avolon Holdings Limited

File No. 333-196620 – CF 31354

Avolon Holdings Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on July 25, 2014.

Based on representations by Avolon Holdings Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.7	through October 31, 2024
Exhibit 10.8	through October 31, 2024
Exhibit 10.9	through October 31, 2024
Exhibit 10.10	through October 31, 2024
Exhibit 10.11	through October 31, 2024
Exhibit 10.27	through October 31, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary